Exhibit 99.1

Secoo Receives Additional Delinquency Letter from Nasdaq Regarding Late Filing of Periodic Report on Form 6-K

BEIJING, January 10, 2024 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO) today announced that on January 5, 2024, it received an additional delinquency letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that (i) the Company is not in compliance with Nasdaq’s continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) due to the Company’s failure to file its Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter ended June 30, 2023, which serves as an additional basis for delisting the Company’s securities from Nasdaq, and (ii) the Nasdaq Hearings Panel (the “Panel”) will consider this matter in rendering a determination regarding the Company’s continued listing on Nasdaq. The Nasdaq additional delinquency letter has no immediate effect on the listing or trading of the Company’s American Depositary Shares (the “ADSs”) on Nasdaq.

As previously disclosed, on November 14, 2023, Nasdaq notified the Company that a Staff Delisting Determination was issued because the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to the Company’s failure to file its annual report on Form 20-F for the year ended December 31, 2022. The Company subsequently appealed the Staff Delisting Determination to delist the Company’s ADSs from Nasdaq to the Panel and further requested an extension of the stay of suspension from Nasdaq. Nasdaq notified the Company that a hearing will be held on February 13, 2024, and the Panel granted the Company request to extend the stay of suspension pending the hearing and issuance of a final Panel decision. The Company is required to address this additional deficiency regarding late filing of periodic report on Form 6-K to the Panel no later than January 24, 2024. The Company plans to present its plan to regain compliance with applicable listing requirements to the Panel in a timely manner.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 10 6588-0135

E-mail: ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Secoo@tpg-ir.com